225 South Sixth Street, Suite 2800 Minneapolis, MN 55402-1298 612-333-2111 612-333-6798 (Fax) www.btlaw.com

Peter J. Ekberg

(612) 367-8785

Peter.ekberg@btlaw.com

May 5, 2014

Via Federal Express

Nicholas P. Panos

Senior Special Counsel

Office of Mergers & Acquisitions

Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549-3628

Re:	ValueVision Media, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed April 25, 2014
File No. 000-20243

Dear Mr. Panos:

On behalf of ValueVision Media, Inc. (the “Company” or “ValueVision”), we are writing to respond to the comments set forth in the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated May 1, 2014 (the “Comment Letter”) relating to the above-referenced Preliminary Proxy Statement filed on April 25, 2014 (the “Proxy Statement”).

For your convenience the responses set forth below have been organized in the same manner in which the Comment Letter was organized. Copies of this response letter, along with Amendment No. 1 (“Amendment No. 1”) to the Proxy Statement, containing the changes contemplated by this letter, are being filed simultaneously with the Commission. We are providing to the Staff on a supplemental basis four copies of a version of Amendment No. 1 that have been marked by the financial printer to show the changes to the Proxy Statement that was filed on April 25, 2014. All page references in the responses set forth below are to the pages of Amendment No. 1 that have been marked by the financial printer. Capitalized terms used herein shall have the same meaning as set forth in Amendment No. 1.

Securities & Exchange Commission

May 5, 2014

General

1. As discussed by telephone on April 21, 2014, please advise us whether the investor presentations available on ValueVision’s website and dated March 26 and April 9, 2014 constitute solicitations as defined under Rule 14a-1(l)(1)(iii).

In response to this comment, ValueVision respectfully advises the Staff that it does not believe the management presentations made available on its website and dated March 26 and April 9, 2014 (the “Presentations”) constitute “solicitations,” as defined under Rule 14a-1(l)(1)(iii). Rule 14a-1(l)(1)(iii) includes within the definition of a solicitation “[t]he furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy.” Neither of the Presentations furnished a form of proxy to, or requested a proxy from, shareholders. Rather, consistent with ValueVision’s historic practice of posting such management presentations to the investor relations section of its website, the posting of the Presentations to ValueVision’s website on March 26 and April 9, 2014 constituted a routine communication by ValueVision “containing information and comment concerning the business of the character normally sent to security holders by corporate management during the course of a fiscal year.”1 Moreover, the type of information, as well as the format and content of the information included in the Presentations, is consistent with similar presentations included for prior years with respect to prior periods.

While ValueVision had previously filed a similar management presentation with the Commission on November 20, 2013 (the “November Presentation”) pursuant to Rule 14a-122, we believe the facts and circumstances at the time of such filing are meaningfully distinguishable from the facts and circumstances existing at the time the Presentations were posted to ValueVision’s website on March 26 and April 9, 2014. Most importantly, at the time the November Presentation was made available and filed with the SEC, (i) ValueVision had already set and announced a date for the Special Meeting of ValueVision shareholders to be held on March 14, 2014 (the “Special Meeting”), to give ValueVision shareholders an opportunity to express their opinions on the proposals and nominations put forth by the Clinton Group3 and (ii) the Clinton Group had already made several public solicitations relating to the Special Meeting and its proposals and nominations, which the Clinton Group had filed with the Commission on Schedule 14A pursuant to Rule 14a-12.4

[1]

See Loss, Seligman and Paredes, Securities Regulation, Section 6.C.2 (The Statutory Provisions and General Proxy Rules (discussing activities that do not amount to “solicitations” within the meaning of Rule 14a-1(l)(1)).

[2]	See Form 8-K filed by ValueVision with the Commission on November 20, 2013.
[3]	See Form 8-K and exhibit filed by ValueVision with the Commission on November 15, 2013.
[4]

See Schedule 14A filed by the Clinton Group with the Commission on November 5, 2013; Schedule 14A filed by the Clinton Group with the Commission on November 6, 2013; and Schedule 14A filed by the Clinton Group with the Commission on November 18, 2013.

Securities & Exchange Commission

May 5, 2014

By contrast, at the time ValueVision posted the Presentations to the investor relations section of its website on March 26 and April 9, 2014, (i) the Special Meeting had already been cancelled in response to the Clinton Group’s announcement on February 3, 2014 that it no longer intended to participate in the Special Meeting5, (ii) ValueVision’s Board of Directors had not yet established a meeting date for ValueVision’s 2014 Annual Meeting of Shareholders (the “Annual Meeting”), (iii) the Clinton Group had not yet made any filings with the Commission or, to ValueVision’s knowledge, any other public announcements or solicitations in connection with the Annual Meeting to identify its slate of nominees or the proposals that it intended to present to shareholders at the Annual Meeting, and (iv) ValueVision still intended to attempt to reach a settlement with the Clinton Group to avoid the cost and expense of a proxy contest, which resulted in ValueVision and the Clinton Group holding settlement discussions on April 14, 2014 and April 21, 2014, as disclosed on page 15 of Amendment No. 1. It was not until after those discussions failed to result in a settlement agreement that the Clinton Group made public disclosure on April 25, 2014 of the nominees and proposals that it intended to put forth at the Annual Meeting and filed its preliminary proxy statement with the Commission.6

While the second slide of each Presentation does include a Rule 14a-12 legend under the heading “Important Information” stating that the Presentations “may be deemed to be solicitation material in respect of the solicitation of proxies from shareholders in connection with one or more meetings of the Company’s stockholders, including a special meeting of shareholders, if such a meeting is called” (emphasis added), we believe that these legends should have been omitted from the Presentations. For example, each of the legends includes a reference to the “special meeting of shareholders,” even though ValueVision had already canceled the Special Meeting previously scheduled for March 14, 2014. In addition, neither of the Presentations makes any other reference to proxies, the Special Meeting or the Annual Meeting. This is because ValueVision had not yet set a date for the Annual Meeting and was not then engaged in a proxy contest with the Clinton Group.

Relevant case law interpreting the Commission’s proxy solicitation rules and regulations have emphasized that the timing of a company’s communications in relation to when a shareholder meeting will be held is an important factor in determining whether a company’s communications constitute “solicitations” under Rule 14a-1. For example, in Smallwood v. Pearl Brewing Company, the Fifth Circuit Court of Appeals concluded that a press release and cover letter mailed to the registrant’s shareholders did not constitute a solicitation in significant

[5]	See Form 8-K and exhibit filed by ValueVision with the Commission on February 4, 2014.
[6]	See Preliminary Proxy Statement on Schedule 14A filed by the Clinton Group and related persons on April 25, 2014.

Securities & Exchange Commission

May 5, 2014

part because the date for the shareholders meeting had not yet been established and proxies were not mentioned or requested in those communications.7 Similarly, in Brown v. Chicago, Rock Island & Pacific Railroad Co., the Seventh Circuit Court of Appeals held that an advertisement published well in advance of a formal solicitation, not intended to solicit proxies and not directed only to shareholders, is not a solicitation.8 We believe these cases are relevant because the Presentations were made available on ValueVision’s website before a date for the Annual Meeting had been established and because the Presentations were not solely directed to ValueVision shareholders, but also to analysts, securities research professionals and other members of the investment community.

We also believe that the bright-line guidance on the timing of communications in relation to the filing of registration statements provided by the Commission to rationalize and modernize the securities offering process should help to inform similar determinations under the proxy rules. In adopting Rule 163A under the Securities Act of 1933 (the “Securities Act”), the Commission noted that issuers need greater certainty that the release of information will not be considered an impermissible offer under Section 5(c) of the Securities Act (so-called “gun jumping”).9 Rule 163A provides all issuers with a bright-line time period, ending 30 days prior to filing a registration statement, during which issuers may communicate freely with investors without risk of violating the gun-jumping provisions.10 The Commission stated that it picked the 30-day time frame because it “adequately assures that these communications will not condition the market for a securities offering by providing a sufficient time period to cool any interest in the offering that might arise from the communication.11

ValueVision held its 2013 Annual Meeting of Shareholders on June 19, 2013, and it is unlikely that the 2014 Annual Meeting of Shareholders will be held any earlier than June 18 this year. As a result, over 70 days will likely have transpired between the date of the more recent of the two Presentations (April 9, 2014) and the date on which the Annual Meeting will be held. This time gap is more than twice the amount that the Commission allows in the analogous gun-jumping context to dissipate any investor conditioning that may have been created. Accordingly, any impressions created by the Presentations will have cooled sufficiently to dispel any regulatory concern that such communications were not filed under Rule 14a-12. Furthermore, the Presentations will likely be updated and made available on our website again prior to the

[7]

489 F.2d 579, 600 (5th Cir. 1974) (“In general, the further removed the statement is from an act of shareholder suffrage, the less likely it is that the statement will leave its imprint upon that shareholder action.”).

[8]	328 F.2d 122 (7th Cir. 1964).
[9]	See Release 33-8591 (July 19, 2005).
[10]	Id. See text accompanying note 155.
[11]	Id. See text accompanying note 156.

Securities & Exchange Commission

May 5, 2014

Annual Meeting to reflect ValueVision’s first quarter fiscal 2014 financial results. ValueVision undertakes that, in light of the changed circumstances relative to the most recent filing of the Presentations on April 9, 2014, it will file with the Commission pursuant to Rule 14a-12 any similar or updated management presentations used or disclosed at any time prior to the Annual Meeting.

In light of the foregoing, ValueVision respectfully advises the Staff that we do not believe the Presentations constitute “solicitations” within the meaning of Rule 14a-1(l)(1)(iii). Rather, the posting of the Presentations to the investor relations section of our website was consistent with our previous routine release of such management presentations and was not “reasonably calculated” to result in the solicitation of a proxy. Rather, the Presentations were made available to inform ValueVision shareholders of information relevant to their investment in the Company (namely, updating the November Presentation to, among other things, reflect ValueVision’s then recently released fourth quarter 2013 financial results and subsequently correcting and updating some information that had been included in the March 26 posting) and to communicate such information to the analyst, research and investment communities in a manner consistent with ValueVision’s past practice.

2. We noticed that solicitation and voting will take place over the internet. To the extent any plans exist to disseminate the proxy statement electronically, please provide us with a brief analysis demonstrating, if true, that ValueVision will fully comply with the timing and other requirements specified in Exchange Act Rule 14a-16, or advise.

In response to this comment, the Company respectfully advises the Staff that it does not plan to disseminate the proxy statement electronically. The Company intends to mail the definitive proxy statement and proxy card to shareholders

3. Please confirm no disclosure under Item 5(b)(1)(iii) is required to report any convictions in a criminal proceeding for any of the participants. While we recognize negative responses need not be disclosed in the proxy statement, the line item requires a statement as to “whether or not” any reportable proceeding occurred during the last ten years.

We respectfully confirm to the Staff that ValueVision has no disclosure required by Item 5(b)(1)(iii) of Schedule 14A to be reported regarding any convictions in a criminal proceeding of any of the participants during the past ten years.

Securities & Exchange Commission

May 5, 2014

Proposal 1 – Election of Directors, page 6

4. We note your disclosure that “[a]ll of the Board’s director nominees have consented to serve as a director, if elected.” Please revise to additionally disclose whether your nominees have consented to be named in the proxy statement. See Rule 14a-4(d)(4).

In response to this comment, the Company has revised the Proxy Statement to disclose that each of the Board’s director nominees has consented to be named in the proxy statement. Please see page 6 of Amendment No. 1.

5. We note that you have reserved the right to vote for substitute nominees “as selected by the Board.” Please confirm that should you lawfully identify or nominate substitute nominees before the meeting, you will file revised proxy materials that: (1) identify the substitute nominees; (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected; and (3) include such substitute nominees in Appendix A.

ValueVision confirms that should the Board or the Company lawfully identify or nominate substitute nominees before the meeting, the Company will file revised proxy materials that: (1) identify the substitute nominees; (2) disclose whether such nominees have consented to being named in the revised proxy materials and to serve if elected; and (3) include such substitute nominees in Appendix A.

6. Please provide additional support for your assertion on page 9 that the Company has had continued success in “execution of its plan to bring value to all shareholders,” including by elaborating upon the way(s) in which you have conferred value on shareholders.

In response to this comment, the Company has revised the Proxy Statement to provide additional support for the assertion identified by the Staff. Please see page 9 of Amendment No. 1.

7. We note the election of the Clinton Group’s nominees to a majority of the Board seats would constitute a “change of control” for purposes of the revolving credit and security agreement. Disclose the impact, if any, of a change of control, as described, on any of ValueVision’s obligations with respect to the director and executive officer compensation arrangements referenced in the proxy statement. Quantify the amount of compensation, if any, that could become due if the Clinton Group’s nominees are elected to a majority of the board positions.

In response to this comment, the Company has revised the Proxy Statement to confirm that the election of the Clinton Group’s nominees to a majority of the Board positions would constitute a “Change of Control” or an “Event” under certain of the Company’s director and executive officer compensation arrangements and has included additional disclosures and cross-

Securities & Exchange Commission

May 5, 2014

references to direct shareholders to the more detailed disclosures included in the “Executive Compensation” section of the Proxy Statement relating to the potential impact of any such “Change of Control” or “Event” under these compensation arrangements. Please see pages 10-11 of Amendment No. 1.

Board of Directors, Corporate Governance and Executive Officers, page 20

8. With respect to Messrs. Orr and Robinson, please revise your disclosure to describe more specifically their principal occupation and employment during the past five years, or clarify your disclosure by adding dates or the duration of employment. Please refer to Item 401(e) of Regulation S-K. To the extent that any nominee retired or was otherwise not employed during the past five years, please state so explicitly.

In response to this comment, the Company has revised the Proxy Statement to clarify the principal occupation and employment of each of Messrs. Orr and Robinson during the past five years. Please see pages 7-8 and 23-24 of Amendment No. 1.

Information about Our Solicitation of Proxies and Related Expenses, page 30

9. We note that the participants may employ various methods to solicit proxies, including mail, advertisement, telephone, email, or in person. Please be advised that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use. Please refer to Rules 14a-6(b) and (c) and confirm your understanding in this regard.

In response to this comment, the Company respectfully confirms to the Staff its understanding that all written soliciting materials, including any e-mails or scripts to be used in soliciting proxies, must be filed under the cover of Schedule 14A on the date of first use.

Market Data Review, page 32

10. We note that each executive officer’s target total compensation in relation to comparably sized companies has been analyzed base on “published survey sources,” and it appears that benchmarking may have occurred. It also does not appear that the specific surveys utilized or the comparable companies included in any such surveys have been identified. Please identify the surveys and the component companies or tell us why you believe you are not required to do so. Please refer to Item 402(b)(2)(xiv) of Regulation S-K and Question 118.05 of our Regulation S-K Compliance Disclosure Interpretations.

In response to this comment, we respectfully advise the Staff that we do not believe ValueVision engages in benchmarking for purposes of Item 402(b)(2)(xiv) of Regulation S-K. ValueVision believes that its review and consideration of general industry compensation data derived from published survey sources and competitive compensation data from other retail, e-

Securities & Exchange Commission

May 5, 2014

commerce, media, and mail order catalog companies is performed for the purpose of “obtain[ing] a general understanding of current compensation practices” in the marketplace and within its industry, within the meaning of the Answer to Question 118.05 of the Commission’s Regulation S-K Compliance Disclosure Interpretations.

ValueVision respectfully advises the Staff that it does not benchmark specific elements of compensation or establish target percentiles in determining or justifying individual compensation decisions in relation to companies included in survey sources or comparable company groups, nor does ValueVision believe that its use of any particular survey or comparable company data is material to its compensation philosophy, policies or decisions. Nevertheless, the Company has revised the Proxy Statement to identify the surveys and comparable peer group companies used in connection with ValueVision’s market data review process described in the proxy statement. Please see page 36 of Amendment No. 1.

If you have any questions or would like to discuss any of the Company’s responses, please do not hesitate to call me at 612-367-8785 or, if more convenient, send me an e-mail at peter.ekberg@btlaw.com.

Sincerely,

/s/ Peter Ekberg

Peter Ekberg

cc:	Teresa Dery, Esq., Senior Vice President and General Counsel (via e-mail)
Caroline Gottschalk, Esq., Simpson Thacher & Bartlett LLP (via e-mail)